Filed pursuant to Rule 433

Registration Statement No. 333-142116

May 7, 2009

Relating to Preliminary Prospectus Supplement

dated May 7, 2009

FEDERATIVE REPUBLIC OF BRAZIL—FINAL PRICING TERMS

Issuer	Federative Republic of Brazil

Transaction	Re-opening of 5.875% Global Bonds due 2019

Ratings*	Ba1/BBB-/BBB- (Stable / Stable / Stable)

Distribution	SEC Registered

Amount Issued	US$750,000,000 (brings total size to US$1,775,000,000); Brazil reserves the right to increase the aggregate principal amount of the global bonds being offered by up to 5% or US$37,500,000, during Asian market hours on May 8, 2009

Gross Proceeds	US$754,042,500.00 (not including accrued interest)

Coupon	5.875% 30/360-day count basis

Maturity	January 15, 2019

Offering Price	100.539% (plus accrued interest totaling US$14,809,895.83 or US$19.75 per US$1,000 principal amount of global bonds, from January 13, 2009 to, but not including, May 14, 2009)

Yield to Maturity	5.800%

Reference Benchmark Bond	UST 2.75% Notes due February 15, 2019

Benchmark Yield	3.280%

Reoffer Spread	252bps

Underwriting Fee	0.25%

Denominations (Min /Increment)	US$100,000/US$1,000

Interest Pay Dates	January 15 and July 15

First Interest Payment Date	July 15, 2009

Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 50 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.

Pricing Date	May 7, 2009

Settlement Date	May 14, 2009 (T+5)

CUSIP / ISIN	105756BQ2 / US105756BQ28

Listing	Euro MTF Market Luxembourg

Bookrunners	Barclays Capital Inc. (B&D) Citigroup Global Markets Inc.

Co-Managers	BB Securities Ltd. Banco Itaú Europa, S.A. - London Branch
Underwriting Commitments	Barclays Capital Inc.: US$367,500,000.00 Citigroup Global Markets Inc.: US$367,500,000.00 BB Securities Ltd.: US$7,500,000.00 Banco Itaú Europa, S.A. - London Branch: US$7,500,000.00

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: http://sec.gov/Archives/edgar/data/205317/000119312509103456/d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at toll-free 1-888-227-2275, ext. 2663 or by calling Citigroup Global Markets Inc. at toll-free 1-877-858-5407.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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